Exhibit 99.3

Form of Proxy - Emera Inc.

Annual Shareholders Meeting of May 20, 2021

Appointment of Proxyholder

I/We, being holder(s) of Emera Inc. (the “Company”) common shares, hereby appoint: M. Jacqueline Sheppard, or failing her, Scott C. Balfour, or failing him, Stephen D. Aftanas, OR

[Print the name of the person you are appointing if this person is someone other than the individuals listed above.]

as proxy of the undersigned, to participate, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all of the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 11:00 a.m. Atlantic time on Thursday, May 20, 2021, at Emera Place, 5151 Terminal Road, Halifax, Nova Scotia, Canada and virtually at: https://web.lumiagm.com/429761988, using password: emera2021 (case sensitive) (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1, 2, 3, 4 and 5. Please use a dark black pencil or pen.

1.	Election of Directors	FOR	WITHHOLD		FOR	WITHHOLD
	01. Scott C. Balfour	☐	☐	07. Andrea S. Rosen	☐	☐
	02. James V. Bertram	☐	☐	08. Richard P. Sergel	☐	☐
	03. Henry E. Demone	☐	☐	09. M. Jacqueline Sheppard	☐	☐
	04. Kent M. Harvey	☐	☐	10. Karen H. Sheriff	☐	☐
	05. B. Lynn Loewen	☐	☐	11. Jochen E. Tilk	☐	☐
	06. John B. Ramil	☐	☐

2.	Appointment of Auditors				FOR	WITHHOLD
	Appointment of Ernst & Young LLP as auditors				☐	☐

3.	Auditors’ Fee				FOR	AGAINST
	Authorize Directors to establish the auditors’ fee as required pursuant to the Nova Scotia Companies Act				☐	☐

4.	Advisory Vote on Executive Compensation Consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in the Management Information Circular				FOR ☐	AGAINST ☐

5.

Senior Management Stock Option Plan Amendment

Consider and approve an increase in the maximum number of common shares reserved for issuance under the Company’s Senior Management Stock Option Plan from 11,700,000 to 14,700,000 common shares

					FOR ☐	AGAINST ☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appears on this proxy. Please see reverse for instructions. All proxies must be received by 5:00 p.m. Atlantic Time, Tuesday, May 18, 2021 or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

Under Canadian Securities Law, you are entitled to receive certain investor documents. Electronic financial statements and MD&A are available at www.Emera.com and at www.SEDAR.com. If you wish copies, please tick the box below or go to the website https://ca.astfinancial.com/financialstatements and input code 1705a.

❑	I would like to receive quarterly financial statements and MD&A.
❑	I would like to receive annual financial statements and MD&A.

Form of Proxy - Emera Inc.

Annual Shareholders Meeting of May 20, 2021

1.

Every shareholder has the right to appoint some other person or company of the shareholder’s choice, who need not be a shareholder of Emera Inc., to participate, act and vote on the shareholder’s behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail, fax or email. In addition, to enable your chosen proxyholder to participate and vote virtually at the Meeting, YOU MUST contact AST either by calling 1-866-751-6315 (toll-free in North America) or 1-212-235-5754 (outside North America) or by logging onto the AST website at: https://lp.astfinancial.com/control-number-request-en.html, by 5:00 p.m. Atlantic time on May 18, 2021 or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date, to request a new Control Number for the meeting. This new Control Number will allow your proxyholder to log in to and vote at the meeting. Without a new Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

2.

This proxy confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the Meeting or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested.

3.

This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy.

4.

If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

5.

Some holders may own securities as both a registered and a beneficial holder and will need to vote separately as a registered holder and as a beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

6.

If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

7.	If this proxy is not dated, it will be deemed to bear the date on which it was mailed on behalf of management of the Company to you.

All holders should refer to the Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

Emera offers a number of ways to cast your vote prior to the meeting. By using one of these ways provided for you, you will be considered to have signed and returned this proxy.

INTERNET • Go to www.astvotemyproxy.com • Follow the instructions on the screen • You will be required to enter the 13-digit control number located on the reverse • No need to return this proxy

TELEPHONE

•   Use any touch-tone telephone, call toll free in Canada and United States 1-888-489-5760

•   Follow the voice instructions

•   When prompted, enter the 13-digit control number located on the reverse

•   No need to return this proxy

SMARTPHONE To vote using your smartphone, please scan this QR Code • No need to return this proxy
MAIL • Complete the reverse of this form • Return your signed proxy in the envelope provided or send to: AST Trust Company (Canada) P.O. Box 721 Agincourt, ON M1S 0A1	FAX • Complete the reverse of this form Fax your signed proxy to 1-416-368-2502, or toll free in Canada and United States to 1-866-781-3111	EMAIL • Complete the reverse of this form • Scan your signed proxy and email it to proxyvote@astfinancial.com.

All proxies must be received by 5:00 p.m. Atlantic time, Tuesday, May 18, 2021 or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.